UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Atlas Technical Consultants, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

049430119

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	049430119

1	NAMES OF REPORTING PERSONS
Engineering & Testing Services Holdings Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
20,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
20,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.05%(1)

12	TYPE OF REPORTING PERSON (see instructions)
CO

(1)	Based on 37,721,053 shares of the Issuer’s Class A common stock, par value $0.0001 per share (“Class A common stock”) outstanding as of November 7, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022 (the “Form 10-Q”).

SCHEDULE 13G

CUSIP No.	049430119

1	NAMES OF REPORTING PERSONS
Engineering Services Holdings Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.01%(1)

12	TYPE OF REPORTING PERSON (see instructions)
CO

(1)	Based on 37,721,053 shares of Class A common stock outstanding as of November 7, 2022, as reported on the Form 10-Q.

SCHEDULE 13G

CUSIP No.	049430119

1	NAMES OF REPORTING PERSONS
CEL Consulting Holdings Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
15,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.04%(1)

12	TYPE OF REPORTING PERSON (see instructions)
CO

(1)	Based on 37,721,053 shares of Class A common stock outstanding as of November 7, 2022, as reported on the Form 10-Q.

SCHEDULE 13G

CUSIP No.	049430119

1	NAMES OF REPORTING PERSONS
Gary M. Cappa

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,137,681

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,137,681

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,137,681

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.02%(1)

12	TYPE OF REPORTING PERSON (see instructions)
IN

(1)	Based on 37,721,053 shares of Class A common stock outstanding as of November 7, 2022, as reported on the Form 10-Q.

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(c) under the Exchange Act, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of Class A common stock of Atlas Technical Consultants, Inc. (the “Issuer”).

Item 1.

(a)	Name of Issuer:

Atlas Technical Consultants, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

13215 Bee Cave Parkway

Bldg. B, Ste. 230

Austin, TX 78738

Item 2.

(a)	Name of Person Filing:

Engineering & Testing Services Holdings Corporation, a Delaware corporation

Engineering Services Holdings Corporation, a Delaware corporation

CEL Consulting Holdings Corporation, a Delaware corporation

Gary M. Cappa

(b)	Address of Principal Business Office or, if None, Residence:

The principal business office for all persons filing is:

2001 Crow Canyon Rd., Suite 200

San Ramon, CA 94583

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title and Class of Securities:

Class A common stock, par value $0.0001 per share.

(e)	CUSIP No.:

049430119

Item 3.	Type of Filing

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

Engineering & Testing Services Holdings Corporation (“ETS”), Engineering Services Holdings Corporation (“ETS Holdings”) and CEL Consulting Holdings Corporation (“CEL Holdings”) are managed by Mr. Cappa. By reason of the provisions of Rule 16a-1 of the Exchange Act, Mr. Cappa may be deemed to have an indirect pecuniary interest in the securities held directly by ETS, ETS Holdings and CEL Holdings. Mr. Cappa disclaims beneficial ownership of such securities except to the extent of his pecuniary interest in ETS, ETS Holdings and CEL Holdings, and this report shall not otherwise be deemed an admission that he is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(b)	Percent of class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

ENGINEERING & TESTING SERVICES HOLDINGS CORPORATION

By:	/s/ Gary M. Cappa
Name:	Gary M. Cappa
Title:	Director

ENGINEERING SERVICES HOLDINGS CORPORATION

By:	/s/ Gary M. Cappa
Name:	Gary M. Cappa
Title:	Director

CEL CONSULTING HOLDINGS CORPORATION

By:	/s/ Gary M. Cappa
Name:	Gary M. Cappa
Title:	Director

GARY M. CAPPA

By:	/s/ Gary M. Cappa
Name:	Gary M. Cappa
Title:	Director